EXHIBIT 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

October 2, 2013

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on October 2, 2013.

Item 4.	Summary of Material Change

The company today released results from its first core hole drilled into the Bald Mountain Au-Cu target located in the Company’s 100%-owned Railroad Project in the Carlin Trend.

Item 5.                  Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

October 2, 2013

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity

Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD DISCOVERS SIGNIFICANT OXIDE GOLD AT NEW BALD MOUNTAIN TARGET AT RAILROAD PROJECT, CARLIN TREND, NEVADA

First core hole intersects 56.1m of 1.47 g Au/T gold including 7.3m of 5.66 g Au/T.

October 2, 2013 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com) today released results from its first core hole drilled into the Bald Mountain Au-Cu target which could have important economic consequences for the Company’s 100%-owned Railroad Project in the Carlin Trend.

Vertical core hole RRB13-1 intersected 56.1 meters of 1.47 g Au/T, including an internal interval of 7.3 meters of 5.66 g Au/T. Importantly, the gold intercept is hosted entirely in oxidized hornfels breccia and represents the most significant oxidized gold mineralization found to date in the northern Railroad project area. Gold in oxidized mineralization can typically be recovered using less expensive methods than non-oxidized (sulphide) material.

Immediately below the gold intercept, RRB13-1 intersected a separate copper zone returning 23.3 meters of 0.4% copper as well as narrower but high-grade intercepts of other base metals and silver.

Highlights:

•
RRB13-1 (located about 1500 meters southwest from the North Bullion gold discovery), the first hole drilled by Gold Standard into the Bald Mountain Au-Cu target, was designed to provide an early-stage core test of a porphyry Cu-Au-type target opportunity indicated by historical shallow reverse circulation holes. This high priority target opportunity became available for drilling when the exploration Plan of Operations (POO) was approved and finalized in December, 2012. (Please see drill hole location map below.)

•
Significant intercepts in RRB13-1 include 56.1 meters of 1.47 g Au/T , including an internal interval of 7.3 meters of 5.66 g Au/T . Immediately below the gold intercept, the hole intersected a separate zone of 23.3 meters grading 0.4% copper. The gold and copper mineralization is open in all directions.

•	The gold and copper mineralization appears to be entirely within non-calcareous, oxidized material which could ultimately be amenable to simple cyanidization and/or acid leaching extraction.

•
In addition to the gold and copper mineralization, four intercepts of silver with base metals were encountered in RRB13-1 including  a 1.5 meter intercept of 763.8g g Ag/t, 1.6%Cu, 11.8% Pb and 2.43% Zn.  The implications of these intercepts are being evaluated.

       Key observations:

•	Prior, shallow historical drilling in the area used RC rigs; therefore, the character and qualities of the host rock type, and the style and distribution of mineralization, remained largely unknown.

•	Known primarily as a base metal and silver camp, the historical Central Bullion area, in which Bald Mountain is located, now appears to be emerging also as an important gold opportunity.

•	Further core drilling is required to determine the orientation and expand the extent of the newly-discovered Bald Mountain oxide gold mineralization.

•	1200 meters to the southwest, RRB13-2, a 65 meter, vertical, deeper offset follow-up to RRB12-3, was recently completed and assays are pending.

•
A third hole, RRB13-03,  in  the Central Bullion area will commence shortly, at a target called Steve’s Camp, approximately 600  meters south of RRB13-01.. This hole is designed to test an area between the  Cu-Ag Skarn drilled at the end of last year (see news release of January 22, 2103) and the newly discovered Bald Mountain Au-Cu intercept.

Please go to http://goldstandardv.com/5xp141/drilllocationv2.jpg to see Central Bullion Target Area Map.

Dave Mathewson, Gold Standard`s Vice President of Exploration, stated: “We are excited by this discovery of gold in oxide material at Bald Mountain as well as the multi-element potential of the broader Central Bullion area. We have recently expanded our surface sample coverage and are now looking at a target area for copper, gold and silver with a diameter of four kilometers.”

Drill Hole RRB13-01	Intercept (m)	Thickness (m)	Au Grade (g/t)	Other Ag, Cu, Pb, Zn, ETC.
	206.4-262.5	56.1	1.47	6.5 g Ag/t
Including	212.6-219.9	7.3	5.66
	260.9-296.0	35.1	0.17	6.8 g Ag/t
				0.31% Cu
				0.15% Zn
Including	269.8-293.1	23.3		0.40% Cu
	451.5-452.4	0.9	0.11	95 g Ag/t
				0.03% Cu
				1.72% Pb
				0.21% Zn
	472.1-473.6	1.5	0.62	763.8 Ag/t
				1.60% Cu
				11.75% Pb
				2.43% Zn
	523.6-524.2	0.6	0.26	281 g Ag/t
				0.29% Cu
				5.37% Pb
				1.08% Zn
	533.5-536.1	2.6	0.29	45.3 g Ag/t
				0.029% Cu
				0.70% Pb
				0.46% Zn

Please see table below for detailed Intercepts for RRB 13-1.

*note: the gold intervals reported in the above table are based on a 0.200 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals.  The reported gold intervals may, or may not represent true thicknesses and, or widths. In general, the gold distribution within these large, complex breccia bodies tends to be irregular and will require additional drilling to establish true widths.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.